CHINA AGRI-BUSINESS, INC.
                             Finance Plaza 9th Floor
                               Hi-tech Road No. 42
                       Hi-tech Industrial Development Zone
                          Xi'an, Shaanxi, CHINA 710068
                             Tel: 011-86-29-88222938


                                  July 10, 2007

BY EDGAR
Mr. Max A. Webb
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      China Agri-Business, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-135729
                  Filed on January 19, 2007
                  And Amendment No. 4 Filed on June 25, 2007.

Dear Mr. Webb:

         Reference is made to our acceleration request letter dated July 2, 2007 for the effectiveness date of 10:00am, July 10, 2007. On behalf of China Agri-Business, Inc. (the "Company"), I hereby request to withdraw the request. We will file an Amendment No.5 to the above captioned registration statement tomorrow.


                                                Very truly yours,

                                                China Agri-Business, Inc.

                                                By: /s/ Xiaolong Zhou
                                                        Xiaolong Zhou
                                                        Chief Financial Officer